SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of July of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES ADDITION OF
MR. TULIO VERA TO ASSET MANAGEMENT DIVISION

Panama City, Republic of Panama, July 10, 2008 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today the addition of Mr. Tulio P. Vera to Bladex Asset Management (BAM).

Mr. Vera joins Bladex after 9 years with Merrill Lynch as Managing Director, Chief Global Emerging Market Macro and Debt Strategist. Previous to Merrill Lynch, Mr. Vera was Global Head of Emerging Market Fixed Income Research at ABN Amro. Mr. Vera holds an M.A. and is ABD (Ph.D.) in Economics from New York University.

Mr. Vera joins BAM as Chief Strategist and Head of Client Relations. He will be responsible for identifying and analyzing opportunities in the Latin American investment space, in addition to leveraging his expertise to expand and market BAM to third-party investors.

Mr. Manuel Mejía, Head of Bladex Asset Management, stated the following, "Tulio Vera brings an unprecedented level of knowledge to BAM. With nearly 20 years of experience in emerging market debt and strategy, BAM is fortunate to have someone of his caliber join our team. I look forward to working closely with Tulio to grow BAM’s footprint, while utilizing Bladex’s unique competitive advantages within Latin America.”

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our web site on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Jaime Celorio, Chief Financial Officer
Tel.: (507) 210-8563, E-mail:  jcelorio@bladex.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Melanie Carpenter or Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 10, 2008

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager